

December 8, 2014

<u>Via E-mail</u>
Mr. Yuen Ching Ho
Chief Financial Officer
Nova LifeStyle, Inc.
6565 E. Washington Blvd.
Commerce, CA 90040

      Re: Nova LifeStyle, Inc.
             Form 10-K
             Filed March 31, 2014
             File No. 1-36259

Dear Mr. Ho:

      We have reviewed your response dated November 25, 2014, and have the following comment. Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. After reviewing the information you provide in response to this comment, we may have additional comments.

<u>Form 10-Q for the period ended September 30, 2014</u>

<u>Liquidity and Capital Resources, page 30</u>

1. We have read your response to comment 3 in our letter dated November 19, 2014 and re-issue the part of our comment asking for your analysis regarding the adequacy of the allowance for doubtful accounts. Please explain to us how you determined an allowance of $355,960 was adequate as of September 30, 2014 given the $10.5 million accounts receivable that were older than 90 days as of that date. Also tell us how much of the $10.5 million is from customers in China compared to those outside of China and whether the bank has excluded any of the receivables in computing the borrowing base referenced on page 17. Please provide a rollforward showing activity in the allowance for 2012, 2013 and 2014 so we can assess charge-off activity, or include this information in a Schedule II pursuant to Rule 5-04(c) of Regulation S-X. Finally, explain to us how the material weakness in controls impacts your ability to account for bad debts in accordance with US GAAP.

You may contact Jenn Do at (202) 551-3743, Al Pavot at (202) 551-3738, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief